February 11, 2015

VIA EDGAR

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street North East

Washington, D.C. 20549-3561

Re:	Omagine, Inc.
Post-Effective Amendment No 2 to Registration Statement on Form S-1 File No. 333-183852 Filed on January 28, 2014

Ladies and Gentlemen:

Reference is made to the above-referenced filing. The Company has filed Post-Effective Amendment No. 3 to the above-referenced Registration Statement to update the Executive Compensation information section for the year ended December 31, 2014. Please see pages 70 through 84 of the Registration Statement.

The Company hereby acknowledges the following:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Charles P. Kuczynski
Charles P. Kuczynski Vice President

Omagine, Inc.
Empire State Building | 350 Fifth Avenue, 48th Floor | New York, NY 10118
T +1-212-563-4141 | F +1-212-563-3355 | www.omagine.com